Exhibit 99.4
WASHINGTON GAS LIGHT COMPANY
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends (Unaudited)

Twelve Months Ended
($ in thousands)	December 31, 2008

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320
Effective Income Tax Rate	0.3644
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6356
Pre-Tax Preferred Stock Dividends	$2,077

FIXED CHARGES:
Interest Expense	$44,390
Amortization of Debt Premium, Discount and Expense	386
Interest Component of Rentals	1,290

Total Fixed Charges	46,066
Pre-Tax Preferred Stock Dividends	2,077

Total Fixed Charges and Preferred Stock Dividends	$48,143

EARNINGS:
Net Income before Dividends on Preferred Stock	$123,810
Add:
Income Taxes	70,983
Total Fixed Charges	46,066

Total Earnings	$240,859

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	5.0